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                            May 20, 2022

       Lei Xia
       Chief Executive Officer
       ICZOOM Group Inc.
       Room 102, Technology Bldg., International e-Commerce Industrial Park 105 Meihua Road
       Futian, Shenzhen China, 518000

                                                        Re: ICZOOM Group Inc.
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed May 13, 2022
                                                            File No. 333-259012

       Dear Mr. Xia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2022 letter.

       Amendment No. 7 to Registration Statement on Form F-1

       Permission Required from the PRC Authorities for the Company's Operation and to Issue Our
       Class A Ordinary Shares to Foreign Investors, page 10

   1. We note your response to comment 6 and your disclosure in the first paragraph that you have relied upon the
advice of PRC legal counsel. Please revise to name your PRC legal counsel and file a
consent of your PRC legal counsel. Please also revise your disclosure to remove the
qualifiers "[e]xcept as disclosed in this prospectus" from the paragraph immediately under the
heading on page 10 beginning with "Permission Required from the
                                                        PRC Authorities." To
the extent that there are exceptions regarding your required permissions and
approvals, please disclose them here.
 Lei Xia
ICZOOM Group Inc.
May 20, 2022
Page 2

       You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameLei Xia                                 Sincerely,
Comapany NameICZOOM Group Inc.
                                                          Division of
Corporation Finance
May 20, 2022 Page 2                                       Office of Trade &
Services
FirstName LastName